[redacted]

SECURI 13025935 ON

SEC Mail Processing Section
OCT 17 2013
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING 7/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: General Securities Corp.

OFFICIAL USE ONLY
15062
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2007 Fayette
(No. and Street)

N Kansas City (City) MO (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David S Miller 816-810-6404 or 816-472-7170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce Culley CPA PC
(Name – *if individual, state last, first, middle name*)

3000 NE Brooktree Lane Suite 210 (Address) Gladstone (City) MO (State) 64119-1861 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David S Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of General Securities, as of July 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Sherry Kruger

Notary Public

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

SHERRY KRUGER
My Commission Expires
June 5, 2016
Clay County
Commission #12464101

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of Certified Public Accountants

Member Missouri Society of Certified Public Accountants

GENERAL SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JULY 31, 2013

GENERAL SECURITIES CORPORATION

Table of Contents

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721

Independent Auditor's Report

Board of Directors
General Securities Corporation
North Kansas City, Missouri

I have audited the accompanying financial statements of General Securities Corporation, which comprise the balance sheet as of July 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Securities Corporation as of July 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 15 through 20 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
September 20, 2013

GENERAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2013

ASSETS	
Cash	$ 25,679
Cash - Money Market	37,010
Deposits with Clearing Organization	50,198
Receivable from Clearing Organizations	3,187
Income Tax Receivable	3,091
Prepaid Rent	900
Furniture, Equipment and Leasehold Improvements at Cost, less Accumulated Depreciation and Amortization of $7,984	4,261
Deferred Taxes, Net of Valuation Allowance of $18,966	14,177
Total Assets	$ 138,503
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payroll and Related Taxes	$ 1,746
Accounts Payable and Accrued Expenses	16,500
Other Liabilities	640
Total Liabilities	18,886
Stockholders' Equity	
Common Stock, 30,000 Shares Authorized 28,000 Issued and Outstanding, $1.00 Par Value	28,000
Additional Paid-in Capital	87,848
Retained Earnings	389,269
Treasury Stock	(385,500)
Total Stockholders' Equity	119,617
Total Liabilities and Stockholders' Equity	$ 138,503

See accompanying notes to the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED JULY 31, 2013

REVENUES	
Commissions	$ 421,879
Other	5,790
Total Revenues	427,669
EXPENSES	
Salaries	153,292
Clearance Brokerage	59,829
Commissions	125,850
Communications	4,329
Occupancy	22,118
Regulations and Fees	2,214
Payroll Taxes	11,141
Cleaning	1,560
Office Expense	13,621
Accounting and Audit	6,300
Insurance	29,275
Utilities	3,928
Depreciation	1,474
Dues and Publications	792
Postage and Shipping	1,745
Other Taxes	179
Advertising and Promotion	142
Miscellaneous	362
Profit Sharing Administration	1,385
Leasehold Abandonment	2,854
Total Expenses	442,390
Income (Loss) Before Income Taxes	(14,721)
Income Tax Expense (Refund)	(3,091)
Total Income Tax Expense	(3,091)
Net Income (Loss)	$ (11,630)

See accompanying notes to the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JULY 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock
Balance, Beginning of Year	$ 28,000	$ 87,848	$ 400,899	$ (385,500)
Dividends	-	-	-	-
Net Income (Loss)	-	-	(11,630)	-
Purchase Treasury Stock	-	-	-	-
Balance, End of Year	$ 28,000	$ 87,848	$ 389,269	$ (385,500)

See accompanying notes to the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (11,630)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation	1,474
Leasehold Abandonment	2,854
Deferred Taxes	-
(Increase) Decrease in Assets	
Receivable from Brokers and Clearing Organizations	3,443
Income Tax Receivable	(3,091)
Other Assets	3,829
Increase (Decrease) in Liabilities	
Payroll and Related Payable	352
Accounts Payable and Accrued Expenses	(2,340)
Income Tax Payable	(2,561)
Other	(260)
Total Adjustments	3,700
Net Cash Used by Operating Activities	(7,930)
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in Furniture and Equipment	(4,085)
Net Cash Used by Investing Activities	(4,085)
CASH FLOWS FROM FINANCING ACTIVITIES	-
Net Decrease in Cash	(12,015)
Cash, Beginning of Year	37,694
Cash, End of Year	$ 25,679

See accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS

General Securities Corporation (the Corporation) is a broker/dealer registered with the Securities and Exchange Commission, having all customer transactions cleared through a broker-dealer on a fully disclosed basis. It maintains an office in Missouri and its client base is largely located in this market area. The Corporation is a member of FINRA, MSRB and SIPC. The Corporation is primarily engaged in the buying and selling of securities, commodities, mutual funds and insurance products. The Corporation also engages in providing investment advisory services to its customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Corporation's financial statements. The financial statements and notes are representations of the Corporation's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The Corporation prepares its financial statements on the accrual basis of accounting. Brokerage transactions of the Corporation are recorded on a trade date basis. Customer brokerage transactions are recorded on a settlement date basis. All related commission income and expenses are recorded on a trade date basis.

Cash

For the purposes of the statement of cash flows, the Corporation considers cash and restricted cash to be cash equivalents.

Marketable Securities, Owned

Marketable securities are valued at market and consist of money market funds. The resulting difference between cost and market (or fair value) is included in income on the income statement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Marketable Securities, Owned – Continued

The Corporation clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Corporation which consist of money market mutual funds.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. The cost of property, plant and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over thirty nine years. Depreciation is computed on an accelerated method for financial reporting purposes and for income tax purposes. Depreciation expense of $1,474 was recorded for the year ended July 31, 2013. The Corporation's property, plant and equipment with related accumulated depreciation consists of:

Office Equipment	$ 4,804
Computer Equipment	7,442
Total	12,246
Accumulated Depreciation	(7,985)
Net Book Value	$ 4,261

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate to timing differences when income and expenses are reported for tax and accounting purposes. The deferred tax asset represents the future tax return consequences of those differences, which will either be deductible when the assets are recovered or settled. The entire deferred tax asset comes from charitable contribution carryover for contributions deducted for accounting purposes but limited deductibility for tax purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Subsequent events have been evaluated through September 20, 2013, which is the date the financial statements were issued.

NOTE 3 – DEPOSITS WITH CLEARING ORGANIZATIONS

The Corporation maintains a cash deposit with a clearing organization. The deposit is required as part of agreements disclosing that the organization will act as clearing broker for the Corporation. The clearing broker is Southwest Securities, Inc. The balance on deposit with Southwest Securities, Inc. at July 31, 2013, was $50,198.

NOTE 4 – EMPLOYEE BENEFIT PLAN

The Corporation has a non-qualified employee medical reimbursement plan. The plan was designed to assist employees (participants) in providing for medical and dental bills. The employees contribute from their payroll checks through payroll deductions. The funds are deposited in a separately maintained cash account. There is also a separately recorded liability representing the funds contributed by employees. The Corporation is holding $640 of cash on behalf of employees.

NOTE 5 – OPERATING LEASES

The Corporation leases commercial office space at 2007 Fayette, North Kansas City, Missouri. The lease is a renewable non-cancelable three-year operating lease, expiring January 15, 2016. Occupancy expenses of $22,118 were recorded for the year ended July 31, 2013. As of July 31, 2013, the aggregate future minimum lease payments for the remainder of the lease are:

NOTE 5 – OPERATING LEASES – CONTINUED

Year Ended July 31	Minimum Lease Payment
2014	$ 10,800
2015	$ 10,800

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Corporation's minimum net capital requirement is $50,000. As of July 31, 2013, the Corporation had net capital of $96,448, which was in excess of the required amount by $46,448.

General Securities is exempt from SEC Rule 15c3-3 (which requires a computation for determination of reserve requirements) under K2ii.

NOTE 8 – RETIREMENT PLAN

General Securities Corporation adopted a retirement plan effective August 1, 1995. The plan is a 401k plan. To be eligible, employees must be at least 18 years of age, complete 1,000 hours of service per year, and have completed at least one year with the Corporation. Employees are allowed to make elective deferrals to the plan. The employer may make matching contributions to the accounts of all participants who make elective deferrals to the plan. Employee contributions to the plan are 100% vested at the time they are made. Employer contributions are fully vested after five years of service with the Corporation. The Corporation made no matching contributions to the plan for the year ended July 31, 2013.

NOTE 9 – INCOME TAXES

The Corporation uses the accrual method of accounting for income tax purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of income taxes currently due plus deferred taxes. The deferred taxes represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The deferred tax asset has been calculated as follows:

Deferred Tax Asset, Beginning of Year	$ 33,143
Additions during Fiscal 2013	3,091
Used during Fiscal 2013	(3,091)
Valuation Allowance	(18,966)
Deferred Tax Asset, End of Year	$ 14,177

The entire deferred tax asset recorded on the books was created from charitable contributions made by the Corporation prior to 2010. Deductions were limited by the Internal Revenue Service to a percentage of the taxable income. The charitable contributions will be deductible in future years based upon the Corporation's taxable income. Since 2009, no additional benefits from the charitable contributions (incurred but not deductible in that year) have been recognized by the Corporation because of the uncertainty as to when or if any benefit will be realized. The operating loss incurred for 2013 can be carried back to the last two years when the Corporation had taxable income.

NOTE 10 – DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

ASC Topic 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

NOTE 10 – DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES CONTINUED

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statement of financial position, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid money market funds, U.S. Treasuries and exchange traded equities and mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include fixed income securities and pooled investments. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying Statement of Financial Position measured at fair value on a recurring basis and level within the Topic 820 fair value hierarchy in which the fair measurements fall at July 31, 2013:

NOTE 10 – DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES CONTINUED

		Fair Value Measurements Using		
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level3)
Money Market Funds	$ 37,010	$ 37,010	$ -	$ -
Deposits with Clearing Organization	50,198	50,198	-	-
	$ 87,208	$ 87,208	$ -	$ -

SUPPLEMENTARY SCHEDULES

GENERAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2013

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			119,617 [3480]
2. Deduct ownership equity not allowable for Net Capital			[3490]
3. Total ownership equity qualified for Net Capital			119,617 [3500]
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
B. Other (deductions) or allowable credits (List)			
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5. Total capital and allowable subordinated liabilities			119,617 [3530]
6. Deductions and/or charges:			
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		19,338 [3540]	
B. Secured demand Note deficiency		[3590]	
C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
D. Other deductions and /or Charges		[3610]	[3620]
7. Other additions and/or credits (List)			
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8. Net capital before haircuts on securities positions			100,279 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities Commitments		[3660]	
B. Subordinated securities Borrowings		[3670]	
C. Trading and investment Securities:			

GENERAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2013

1. Exempted securities		[3735]	
2. Debt Securities		[3733]	
3. Options		[3730]	
4. Other securities		740 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	740 [3740]
10. Net Capital			99,539 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	1,260 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	49,539 [3770]
15. Net capital less greater of 10% of line 19 or 120% of line 12	39,539 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.1.liabilities from Statement of Financial Condition			[3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts (List)			

GENERAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2013

Reconciliation with Corporation's Computation
(Included in Part IIA of Form X-17A-5 as of July 31, 2013)

Net Capital, as reported in Corporation's Part IIA (Unaudited)	$ 96,824
Net Audit Adjustments	2,715
Net Capital per Audit	$ 99,539

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of
Certified Public Accountants

Member Missouri Society of
Certified Public Accountants

Independent Auditor's Report on Agreed-Upon Procedures
Performed Relative to Form SIPC-7

Board of Directors
General Securities Corporation
North Kansas City, Missouri

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, I have performed procedures enumerated below with respect to the accompanying General Assessment Reconciliation (form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the twelve months ended July 31, 2013, which were agreed to by General Securities Corporation and SIPC solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listing assessment payment in Form SIPC-7 with the respective cash disbursement entry in the Company's general ledger, noting no differences.
2. Compared and reconciled the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2013, to the amounts reported on Form SIPC-7 for the twelve months ended July 31, 2013, and noted a difference per the schedule attached.
3. Noted there were adjustments reported in Form SIPC-7 as per the schedule attached.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and its supporting schedules and work papers, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters may have come to my attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
September 20, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090
202-371-8300
General Assessment Reconciliation

2.	A. General Assessment (Item No. 2e from Page 19)	$ 370
	B. Less payment made with SIPC-6 filed February 2013	(190)
	C. Less prior payment applied	( )
	D. Assessment balance due or (overpayment)	180
	G. Actual Payment Made – August 2013	( )
	H. Balance due (payment less than calculated)	$ 180)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.			
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 424,894
2b	Additions:		
		Total additions	
2c	Deductions:		
	(1)	Revenues from the distribution of shares of a registered open and investment company or until investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	201,883
	(3)	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	55,829
	(8)	Other revenue not related either directly or indirectly to the securities business.	
		Gold and Silver Commission	19,300
		Total deductions	277,012
2d	SIPC Net Operating Revenues		$ 147,882
2e	General Assessment @ .0025		$ 370

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of Certified Public Accountants

Member Missouri Society of Certified Public Accountants

GENERAL SECURITIES CORPORATION

INTERNAL CONTROL REPORT

FOR THE YEAR ENDED JULY 31, 2013

BRUCE D. CULLEY CPA, PC
3000 Brooktree Lane, Suite 210
Gladstone, Mo. 64119
(816) 453-1040

Independent Auditor's Report on
Internal Accounting Control

Board of Directors
General Securities Corporation
North Kansas City, Missouri 64116

In planning and performing my audit of the financial statements of General Securities Corporation (the Company) for the year ended July 31, 2013, I considered its internal control structure, including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by General Securities Corporation that I considered relevant to the objectives stated in rule 17a-5(g) to make the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11). I did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred in to the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of an internal control structure and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditor's Report on
Internal Accounting Control - Continued

During the course of conducting the audit of the financial statement for the year ended July 31, 2013, for General Securities Corporation, I found no commitments, contingencies or guarantees that could result in a loss or future obligations that would require disclosure in the financial statements.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at July 31, 2013, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
September 20, 2013